SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under The Securities Exchange Act of 1934

                                (Amendment No. )

                                   Sylvan Inc.
           ----------------------------------------------------------
                                (Name Of Issuer)

                                   Common Par
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    871371100
                           --------------------------
                                 (Cusip Number)


                      (Continued on the following page(s))

                                Page 1 of 6 Pages

CUSIP No.   871371100        13G          Page 2 of 6 Pages

Sylvan Inc.


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON.
     The Chase Manhattan Corporation - CMC
     The Chase Manhattan Bank - CMB

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)
                                                          (B)
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     The Chase Manhattan Corporation - Delaware
     The Chase Manhattan Bank - New York

NUMBER         5    SOLE VOTING POWER
OF                  CMC  - 278,200
SHARES              CMB  - 278,200

BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            CMC  - 11,100
                    CMB  - 11,100

EACH           7    SOLE DISPOSITIVE POWER
REPORTING           CMC  - 293,950
PERSON              CMB  - 293,950


WITH           8    SHARED DISPOSITIVE POWER
                    CMC  - 26,700
                    CMB  - 26,700

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    CMC  -  320,650
                    CMB  -  320,650

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    CMC  - 5.043%
                    CMB  - 5.043%

12   TYPE OF PERSON REPORTING*
                    CMC  - HC
                    CMB  - BK


                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:               Sylvan Inc.

Item 1(b).     Address of Issuer's:
               Offices

Item 2(a).     Name of Person Filing:        This notice is filed by The
                                             Chase Manhattan Corporation
                                             (CMC) and its wholly owned
                                             subsidiary, The Chase Manhattan
                                             Bank (CMB )

Item 2(b).     Address of Principal Business CMC: 270 Park Avenue
               Office:                            New York, NY 10017
                                             CMB: 270 Park Avenue
                                                  New York, NY 10017
Item 2(c).     Citizenship:                  CMC - Delaware
                                             CMB - New York

Item 2(d).     Title of Class of Securities:   Common Par

Item 2(e).     CUSIP Number:                   871371100

                                   Sylvan Inc.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) |_|    Broker or dealer registered under Section 15 of the Act.

        (b) |X|    Bank as defined in Section 3(a)(6) of the Act.

        (c) |_|    Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

        (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

        (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

        (g) |X| Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

        (h) |_|    Group, in accordance with Section 240.13d-1(ii)(H).

Item 4. Ownership:

        (a)     Amount Beneficially Owned:             CMC  -  320,650
                As of December 31, 1997                CMB  -  320,650

        (b)     Percent of Class:                      CMC  -  5.043%
                                                       CMB  -  5.043%

        (c)     Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:
                                                       CMC  -  278,200
                                                       CMB  -  278,200

            (ii) Shared power to vote or to direct the vote:
                                                       CMC  -   11,100
                                                       CMB  -   11,100

                                   Sylvan Inc.

        (iii)   Sole power to dispose or to direct the disposition of:
                                   CMC   -   293,950
                                   CMB   -   293,950

         (iv)   Shared power to dispose or to direct the disposition of:
                                   CMC   -    26,700
                                   CMB   -    26,700


Item 5.   Ownership of Five Percent or Less of a Class:
          Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        The beneficial interest reported has been acquired through fiduciary relationships. Beneficial ownership of portions of the shares reported is shared with unaffiliated persons, none of whose beneficial ownership in the subject shares exceeds five percent of the issuers outstanding shares

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

        Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8. Identification and Classification of Members of this Group:

        Not applicable.

Item 9. Notice of Dissolution of Group:

        Not applicable.

          Sylvan Inc.



Item 10.  Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998


The Chase Manhattan Bank               THE CHASE MANHATTAN CORPORATION

/s/ Allan Nemethy                      /s/ Anthony J. Horan
------------------------               --------------------------------
    Allan Nemethy                          Anthony J. Horan
    Trust Officer                          Corporate Secretary


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